UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2020

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated April 10, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: April 13, 2020	By:	/s/ Ramzi Benamar
	Name:	Ramzi Benamar
	Title:	Chief Financial Officer

Exhibit 99.1

Ordinary and Extraordinary General Meeting of April 20, 2020 to be Held in Closed Virtual Session Due to COVID-19 Pandemic

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, announced that it will hold its Ordinary and Extraordinary General Meeting in a closed virtual session on April 20, 2020 at 8:30 a.m. CEST. In accordance with past General Meetings, the event will be conducted in French.

The Company values the safety of all shareholders and employees. In accordance with the provisions of Article 4 of Order no. 2020-321 of March 25, 2020 and the French government’s health instructions aimed at preventing the spread of the coronavirus by limiting gatherings, the Board of Directors will hold the April 20, 2020 General Meeting in a closed virtual session without the physical presence of shareholders and other persons entitled to attend.

DBV Technologies therefore invites shareholders of record as of April 3, 2020 to do one of the following: give a proxy to the Chairman of the General Meeting, vote by electronic mail via the secure platform Votaccess, or use the downloadable voting form available on the Company’s website, www.dbv-techologies.com. These voting procedures and access to the Votaccess platform are described in detail in the notice of meeting published on April 3, 2020, in the French “Bulletin des Annonces Légales Obligatoires (BALO)” and in the Legal Gazette. This notice is also available on the Investors & Media section of the Company’s website located at: https://www.dbv-technologies.com/investor-relations/financial—information/annual-reports/

Please note that shareholders who wish to ask questions may submit these in writing, accompanied by the shareholder’s certificate of registration, to investors@dbv-technologies.com. Questions must be received by 3:00 p.m. CEST on April 17, 2020.

On April 20, 2020, starting at 8:30 a.m. CEST, the General Meeting will be webcast with live audio on the Company’s website https://www.dbv-technologies.com/fr/ in the Events and Presentations section, including the presentation of the results of the votes on the resolutions received by Société Générale Securities Services by and including April 17, 2020, 3:00 p.m. CEST. Shareholders will also be able to access the recorded webcast of the General Meeting on the Company’s website for three months following the date of the General Meeting.

About DBV Technologies

DBV Technologies is developing Viaskin®, an investigational proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT™, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical trial of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and offices in Bagneux, France, and North American operations in Summit, NJ and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1 646-650-3912

joseph.becker@dbv-technologies.com